May 24, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen Krikorian

     Re:  MapInfo Corporation
          Form 10-K for the Fiscal Year Ended September 30, 2005
          Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005

File No. 000-23078

Ladies and Gentlemen:

Set forth below are responses to the comments provided to Mark P. Cattini, President and Chief Executive Officer of MapInfo Corporation (the "Company"), in a letter dated May 5, 2006 (the "Letter") from Stephen Krikorian, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the "Commission"). The responses set forth are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Company's periodic filings under the Securities Exchange Act of 1934, as amended (the "1934 Act"), referred to above;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2005, 2004 and 2003

Net Revenues page 23

1.  Comment

Your response to prior comment 1 and 2 does not fully address our comment. Explain why your MD&A disclosure does not discuss and analyze the factors as you have clearly identified in your response. It appears that this discussion and analysis should be included in your MD&A in order for a reader to understand the reasons for the change in revenue (i.e. increase in volume). Your response suggests that the above discussion is not warranted since the change is not a trend. In this regard, tell us why you believe that your disclosures comply with Item 303(a) (3) (iii) of Regulation S-K. Further, explain why you believe that the change is not a trend. We note that your 2004 vs. 2003 discussion also refers to "targeted vertical markets" as a reason for the increased revenues. Indicate why the increase in two periods does not represent a trend. If the increase is not a trend, why this fact is not disclosed in MD&A. See Instructions for Paragraph 303(A) (3) of Regulation S-K.

Response

Revenue increased versus the prior year's comparable period is due to improved performance in Australia. Australia benefited from increased volume due to strong execution by our regional sales teams in our targeted vertical markets, primarily the public sector and retail markets. The Company recognizes that this was also the primary reason behind the 2004 revenue increase. We understand that the similar results could indicate a trend. However, the Company does not believe that this instance is a known trend as the results were not impacted by a material change in market conditions or known sustainable improvements due to changes in our operating model.

We acknowledge the relevance of the Commission's comment and in future 1934 Act filings, when discussing such increases or decreases, as noted above, the Company will provide more detail regarding the factors effecting revenue performance. In addition, the Company will also note whether such changes represent a trend and discuss the Company's basis for making the conclusion.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

2.  Comment

We have read your responses to prior comment numbers 3 through 6 with respect to your policy for allocating arrangement fee to the elements of your arrangements. Please address the following with respect to your policy:
    Your revised disclosure in response to prior comment number 3 indicates that product licenses include software and data product. In addition, your response to prior comment number 6 indicates that data sets involve the delivery of a software program and that you do not sell raw data. Clarify whether you consider your software license and data product to represent two separate elements in your arrangements or one element for the product license deliverable and whether there are instances in which you have sold data sets without software. In this respect, clarify whether you allocate arrangement fee to software licenses and data products separately. Provide your basis for your conclusion pursuant to paragraph 9 of SOP 97-2.
    Your response to prior comment number 3 states that "VSOE is determined by the price charged when the element is sold separately or as an incremental fee." Tell us what an "incremental fee" represents and explain why this fee is being charged. Explain why this fee establishes VSOE.
    Your response to prior comment number 5 indicates that your data products are software deliverables pursuant to paragraph 2 of SOP 97-2. Clarify whether this evaluation was performed on your data product separately or whether it was performed on your software product license. If this evaluation was performed on your software product license and you determine that your software license and data product represents two separate elements in your arrangements, provide your evaluation of EITF Issue No. 03-5 to support your conclusion that data product is within the scope of SOP 97-2.
    Your response to prior comment number 4 indicates that you have established VSOE of fair value for your software and data products maintenance separately. However, your response to prior comment number 6 indicates that your product updates include software updates as well as amended data sets. Clarify the instances in which you sell your data sets maintenance without software maintenance. Alternatively, if you believe that your software and data products maintenance is a single element, explain why you believe that this conclusion is proper.

Response

A brief discussion regarding the nature of the Company's product offerings is presented in order to provide a framework for understanding our detailed responses to Questions 2 and 3.

SOFTWARE PRODUCTS. Software products are comprised of a single software component designed to perform specific mapping, routing, and/or analytic functions. Customers who purchase software licenses have the option to purchase postcontract customer support ("PCS") which entitles them to updates and upgrades to the product on a when-and-if-available basis as well as limited technical phone support. Software licenses entitle customers to perpetual use of the then current version of the software for a one-time fee. PCS is for a term, generally one year.

DATA PRODUCTS. Data products are a class of software product that is comprised of two integrated components, a data component such as demographics, business points, streets, governmental boundaries, geographic attributes, and telecommunication information, and a software component that enables the data to be utilized and analyzed by the end user. Raw data is provided to the Company by third parties. The software component and the data component are neither licensed nor marketed separately and the software component is more than incidental to the functioning of the data product as a whole (see response 2 (a) for basis of conclusion). Customers who purchase data product licenses have the option to purchase PCS that entitles them to updates and upgrades to the software component on a when-and-if-available basis and periodic updates to the data component on a when-and-if-available basis. Note that the Company does not collect and aggregate the updates to the raw data. The Company obtains the updated raw data from the data vendor on a when-and-if-available basis. As with software products, limited technical phone support is included in PCS. Data product licenses entitle customers to perpetual use of the then current version of the data product for a one-time fee. PCS is for a term, generally one year.

When determining VSOE of the fair value of PCS for software and data products, the Company examines the fair value of the PCS when sold separately, as a renewal. The Company also sells software products on a stand alone basis (i.e. without PCS) and therefore has VSOE of fair value of the software product licenses. When license fees and PCS are sold together in an arrangement, the Company allocates the revenue to each element based on their relative fair values (as determined by VSOE). In the event the Company does not have VSOE for all elements in an arrangement but does have VSOE for all undelivered elements, the Company will defer the VSOE of fair value for all undelivered elements.

For clarity, the Company notes that in the following responses a distinction exists between software products described above and the software component contained within our data products. Software products are marketed and licensed to end users. The software and data components contained within the data product are not marketed or licensed to end users separately.
    The Company's data products consist of software and data components which the Company considers a single element. The data product license is for the single element described and the Company has not issued separate licenses for the individual components. Pursuant to paragraph 9 of SOP 97-2, the data product is considered a single element and therefore the arrangement fee is not allocated between the software and data components.

    For example, StreetPro (one of our streets products referred to under the caption Data Sets on page 5 of the Company's annual report on form 10-K) is considered one of our data products. StreetPro contains an information component that identifies street and road networks within a given territory and it also contains a software component that allows the user to perform certain tasks to enhance the use of the information. StreetPro has one license that covers all of the underlying technology and neither of the two components is offered as separate products. We consider the embedded software component to be more than incidental to the data product as a whole in accordance with paragraph 2 of SOP 97-2 (including Footnote 2). Thus, the Company considers StreetPro to be a single element pursuant to SOP 97-2.

    The Company offers postcontract customer support (PCS) on its software and data products. The components of PCS, the right to receive upgrades/enhancements and technical support, is consistent across product offerings.

    To determine VSOE of fair value for product licenses and PCS, the Company evaluates the prices charged to customers when the product licenses and PCS are sold separately and in the case of PCS the Company examines the fair value of the PCS when sold separately for a renewal fee. When VSOE of fair value of PCS does not exist for a particular product, VSOE of a typical PCS arrangement is used to defer the appropriate amount of revenue as the PCS arrangements are substantially the same. In our previous response, we pointed out that our fair value of PCS when sold separately was equal to the premium charged for the PCS. However, we note that this is not evidence of fair value.

    The Company analyzed its data products as a single element (as noted above in (a)) in its evaluation to determine whether its data products are software deliverables pursuant to paragraph 2 of SOP 97-2 and noted it did meet the requirements of a software deliverable. The Company's data products are most similar to "Scope - Example 2" as noted in paragraph .146 of SOP 97-2 Appendix A.
    As noted in (a), the software and data components of our data products are considered a single element. Since the underlying data product is a single element, maintenance offered on that element inherently includes maintenance on both the software and data components. These components are indistinguishable to the customer and both are more than incidental to the overall use of the data product.

3.  Comment

Your response to prior comment number 6 indicates that product updates include amended data sets. Clarify how you have determined that your obligation to deliver amended data sets represents unspecified upgrades and enhancements as opposed to unspecified additional products. In this regard, describe the nature of the "minimal changes to the standing data" and indicate why these changes do not represent additional products. Indicate whether the "standing data" is limited to certain territories and confirm that the amended data sets are not adding "new" territories. We refer you to SOP 97-2, paragraphs 48 and 49.

Response

The software and data components of our data products are considered a single element. Since the underlying data product is a single element, maintenance offered on that element inherently includes maintenance on both the software and data components. These components are indistinguishable to the customer and both are more than incidental to the overall use of the data product. But further, the Company also specifically considered the following factors when determining that its obligations were unspecified upgrades and enhancements versus unspecified additional products:
    Significance of features and functionality - the enhancements improve the basic functionality of the product and can not operate independently from the previously delivered product.
    Use of the undelivered element - the delivery of the enhancements does replace the previously delivered product.
    Pricing - the enhanced product does not cause the price to increase; the enhancements enable the Company to essentially maintain its current price.
    Development efforts - the development effort for the enhancements is far less than the original development effort of the product. As a business practice, the Company maintains current data sets for use in its various product offerings. This effort has been and will continue to be a focus for the Company. As noted below, updates to the data are minimal in nature.
    Marketing efforts - The enhancements are not marketed as a stand alone value proposition as a separate product.
    Performance domain - The enhancement does not perform functions outside the domain of the initial delivered version of the product.
    Same name - The enhancements carry the same name as the original product delivered.

Based on the analysis of the aforementioned factors, the Company concluded that its obligation to deliver amended data sets represents unspecified upgrades and enhancements versus unspecified additional product.

When the Company refers to "minimal changes in standing data", this relates to the amount of data that actually changes when the product is updated. The data components typically represent geographic attributes such as streets, boundaries, utility lines and addresses. As a result, any changes to the data (i.e. the addition of a new street) tend to be minimal in relation to the quantity of data included in the original product shipment. When a data product is updated, the customer does not have access to new territories that were not licensed as part of the original product license. For example, if a customer initially licensed a data product that covers New York State, the update will include minimal updates to the data contained within New York State. A customer would have to enter into a new agreement to purchase additional licenses for additional geographic regions.

4.  Comment

Your response to prior comment 9 indicates that your non-GAAP financial measure is useful as it assist investors in understanding the results of operations on a comparative basis since the prior comparable period did not include stock compensation expense. Clarify whether you plan to discontinue the use of this non-GAAP measure once all comparative periods include stock compensation expense. If not, tell us why you believe that your measure is useful beyond such period. In addition, tell us whether you reasonable believe that it is probable that the financial impact of stock compensation expense will disappear or become immaterial within a near-term finite period. We refer you to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response

The Company's will discontinue the presentation of non-GAAP financial measures once all comparable periods include stock compensation expense. The Company does believe that it is probable that the financial impact of stock compensation expense will be generally consistent with the prior year's comparable period and will not materially impact year-to-year comparisons.

Please feel free to contact the undersigned at 518-285-7331 if you would like to discuss any of these issues.

Sincerely,

/s/ K. Wayne McDougall
K. Wayne McDougall
Vice President and Chief Financial Officer